Exhibit 99.8

Common TV Address

Common Tv Address

Q2 FY 2015 RESULTS

October 10, 2014

CORPORATE PARTICIPANTs

Vishal Sikka

Chief Executive Officer & Managing Director

Rajiv Bansal

Chief Financial Officer

Pravin Rao

Chief Operating Officer

Srikantan Moorthy

Head – Human Resources

PRESS

Poornima Murali

CNBC TV 18

Rukmini Rao

Bloomberg TV

Arti

Zee Business

Vishal Sikka

Hello. This is Vishal. It is my great pleasure to speak to you today. Today is my first Earnings Day as CEO of Infosys. It has been about 70 days since I started this journey as the Infosys CEO. We had a good quarter, but we will get to that in a minute.

Over the last 70 days, I have had a chance to interact with several dozen partners, a few 100 customers and with tens of thousands of employees around the world. And the world that I see that we are emerging into, is a world that is being fundamentally and massively reshaped by software and software technology. In this emerging world, we feel that every business has a dual need in order to best serve and best deal with this transformation that they need achieve. And the duality on the one hand has a great renewal that each business is embarking on, a renewal of their existing businesses, existing systems, existing landscapes, existing processes and renewal to achieve great operational efficiency and effectiveness to make the systems and processes relevant for the world of tomorrow, to connect up their systems to mobile devices, to the social world, to sensors and to the internet of things, to connect the systems to Analytics and Big Data for intelligent responsive behavior and also to move and re-platform the systems to the cloud to achieve greater economic efficiency and benefits of scale. So in other words, a great renewal of their existing business to achieve much better operational efficiency as well as relevance of their existing systems to the emerging world. Each business that I talked to is complementing this great renewal with a completely new set of initiatives, a new set of things and a new set of systems, new businesses that they are going into, new ways of growing, new customers that they target, new business model, new ways of finding and reaching these customers and engaging with them. This often requires not only getting into new business models, getting into new frontiers, but also building new kinds of systems to serve those needs. And this transformation with this duality of renew and new, usually is based on a common fabric of education, of learning in order to transform themselves. Each business has to teach its work force the new emerging world that they get into. Therefore, education, culture, learning and ways of engaging with employees ends up being at the heart of the transformation of every company.

We at Infosys see a tremendous opportunity in this paradigm, in this world that we are emerging into. Of course, we at Infosys have to ourselves deal with this duality of on one hand renewing our existing services and on the other hand complementing that with new kinds of services that we offer. On one hand, renewing our existing systems and processes and on the other hand developing new systems, new processes and new ways of working. And to do so again on the basis of our own common fabric of our culture, our values and especially our education. Education has been at the heart of the Infosys since our founding. Mr. Murthy used to call this ‘learnability’ as the key capability that we have the ability to learn. We see that also as our key focus going forward. So we are embarking on a journey to renew our existing work. Each of our services will be renewed on the basis of innovation, on the basis of new technologies, like automation, artificial intelligence-based technology. Our services like BPO will see a massive embrace of artificial intelligence techniques, of automation and using that to deliver great business outcomes, to deliver great business performance and process improvement and process innovation for our clients. We see that as an opportunity to help rethink the way business process management has been done. We also see automation and artificial intelligence impacting our other services like IMS in a very deep way. Infrastructure Management can be dramatically improved through the use of automation and artificial intelligence techniques. Similarly verification, the IVS capability. We believe that Consulting can be redesigned and rethought around a deep understanding of business processes and business process expertise as well as with the power of design thinking to help our clients enter into a new world. In other words, we see a renewal of every service that Infosys offers. We also see a renewal of our existing processes from sales and marketing, new ways of engaging with customers and working with them, achieving much better operational efficiency in the way that we do our sales process, the way that we engage with our employees and our own systems and processes. We complement this renewal of our services that we offer as well as our internal systems and processes with new sets of capabilities that we bring in.

We are starting to see extremely encouraging and exciting results in our work with clients on Big Data, on Deep Analytics, Data Science, on using open source technologies and other proprietary technologies from our partners, to bring together incredible cost performance improvement and performance of great scale for our clients. We are starting to see the first encouraging results of this already. We are also doing a massive embrace of AI (Artificial Intelligence) in our own capabilities and applications that we deliver and building new kinds of applications for our clients. We are also seeing an embrace of new techniques like design thinking to help customers think about new areas with rapid prototyping and incremental iteration and thinking through how to approach new areas and build new systems for this. So we see our own renewal and our own augmentation of our renewal with new capability. Doing so on the basis of our education, our culture, and the way that we work with our employees.

We believe that on the basis of this there can be a next-generation services company that we can transform into. We used to be one. Infosys was founded on this notion, on this dream, on an idea of a next-generation services company with a Global Delivery Model and pioneering things that our founders did. Mr. Murthy always talked about consistent profitable growth and a great vision and we believe that we can get back to that consistent profitable growth as well as achieve great growth and once again becoming a bellwether of the Indian IT industry.

I look forward to helping lead such as Infosys which can grow significantly as well as achieve great profitability and we believe that we can be a leading example of such an innovative next-generation services company.

A lot of people say that you are talking about artificial intelligence and automation and that they somehow makes our humanity less relevant. I believe that at our heart, we are a deeply human company. I have my own education in artificial intelligence. This argument goes back centuries to the industrial revolution. I believe that automation has always served to amplify our ability and AI techniques will continue to do that. I see an Infosys that is dramatically amplified with the power of our people who are enhanced and augmented with these great technologies, great automation and how that helps to serve the great needs of the future, a great human revolution in other words. Prof. Mashelkar used to say something that I believe is a credo for us as we look at the road ahead for Infosys, “We must do more with less for more.” We are looking forward to transforming ourselves into such an Infosys, one that is innovative, one that is agile and responsive, one that is an incredibly exciting place to work in, and we already see signs of this coming this quarter.

Let me turn my attention now to our quarter. We had a very good quarter; we had a very exciting quarter. We achieved 3.9% growth quarter-over-quarter on constant currency, 4.5% in rupees and 3.1% as reported in dollar terms. We also achieved in the services business alone 3.6% growth in reported currency and 4.4% growth in constant currency. Our Finacle business did not have such a great quarter. We have made a leadership change there with the addition of Michael Reh as the new Head of Finacle.

Our operating margins in the quarter went up by 100 basis points quarter-over-quarter to 26.1%. This despite several one-time charges that Rajiv will talk about. We had a great performance and on the basis of this, we have given 100% variable bonus to all our employees. In other words we are starting to see the signs of first success on the strategy that I have outlined.

To talk further about the achievements that we had in the quarter, I would like to invite my friend Rajiv, our CFO, to talk about the quarter.

Rajiv Bansal

Thank you Vishal. I will spend 5 minutes taking you through the financial highlights.

As Vishal mentioned revenues for the quarter grew by 3.9% on constant currency basis, 3.1% on reported currency basis. In rupee terms our revenues grew by 4.5%. During the quarter, major global currencies depreciated against the US dollar - Euro, Australian dollar, and GBP for example depreciated by 3.8%, 1.7%, and 1.5% respectively, which had an impact of about $16 mn on our reported numbers. On the margin front, rupee depreciated by 1.3% against the dollar which resulted in a positive impact of 0.3% on our operating margins. The increase in the operating margins was primarily driven by 2.2% increase in utilization. Utilization is at an all-time high of 82.3% as against 80.1% last quarter, an improvement in onsite effort mix, it went down from 29.2% in the previous quarter to 28.7% in the current quarter. As Vishal mentioned the expansion in margins is after having made significant investments in the business during the quarter. This was a quarter where we promoted 12,000 employees, the highest that we have seen in any single quarter in the history. We have provided for 100% bonus for our employees during the quarter, this is after a long period of time and we have also increased our investments in sales, customer delivery, education and training and other areas.

During the quarter we have contributed 77 Cr to Infosys Foundation for CSR activities, which takes our number for the half year to 125 Cr. Our other income for the quarter was Rs. 877 Cr, which included a Forex gain of Rs. 148 Cr. Our effective tax rate for the quarter is at 29%. The cash and cash equivalent as of September 30th is at Rs. 33,616 Cr.

The Board has declared an interim dividend of Rs 30 per share. The record date for interim dividend pays October 17th. The Infosys Board has also approved 1:1 issue of equity shares and 1:1 stock dividend of American depository shares to increase the liquidity of the shares and expand its retail shareholder base.

On the outlook for FY 15, the guidance for the year has been maintained at 7 to 9%. In the last few months we have seen the currency markets being extremely volatile and most of the major global currencies have depreciated against the US dollar. For example the Euro has depreciated by 8.8% against the US dollar between March and September. The Australian dollar has depreciated by about 6%, and Swiss Franc by about 8%. In spite of all this depreciation of global currencies against the dollar, we have kept the guidance as 7% to 9%.

On the margins front, we have seen an expansion in our margins during the quarter on account of strong operational performance. However, historically Q3 and Q4 are weak quarters. We continue to make substantial investments in our business to accelerate and sustain the growth. I would expect the margins to be in the narrow band of about 25% (+/-1%) for the whole year. It may vary quarter-on-quarter depending on the needs for making investments.

With that I will open it for questions.

Poornima Murali

Dr. Sikka congratulations, this is Poornima from CNBC. Could you give us an idea of the capital allocation, you have announced 1:1 bonus so what is that, and also how comfortable are you in terms of guidance considering H2 is sort of weak.

Vishal Sikka

On the capital allocation question, I will refer to my friend Rajiv. On the second half, we do see that the currency fluctuations have created an atmosphere where some companies have revised their guidance downwards. However, we continue to hold our guidance. Historically if you see Q3 and Q4 have been weak quarters, but we continue to hold our guidance that we had offered at the beginning of the year.

Rajiv Bansal

On capital allocation, as we had communicated in the earlier interaction with the investors, I think Vishal coming in new, has given a new lease of life to the company. We are already seeing this in our performance during quarter. There is a lot of work to be done. Vishal is laying out his high level vision and strategy for the company. Once he has articulated his strategies, we will detail it out in terms of business plan and financial plans over the next one or two quarters. I would say only after we have actually looked at the detailed business plan and financial plan based on the strategy and vision, we would be in a better position to come and talk about the capital allocation. I think the right timeframe for that would be sometime around April and till then I think we have to focus on investing back in the business and fulfill the dream that we have of where we want to take the company.

Rukmini Rao

Dr. Sikka, Hi, this is Rukmini Rao from Bloomberg TV. You just spoke about the way Infosys is doing business. Would this mean that there will be changes in the top management as well that we can look forward to in the coming days? Has there been a concrete plan as far as your cash utilization goes because you have been talking about that and all of us were anticipating you will give us the road map ahead for how you are you going to utilize the huge pile of cash that you are sitting on right now? Thank you.

Vishal Sikka

With regard to the management team, this is my first quarter working with the management team. It has been a very exciting quarter. It has been great to work with the management team. We are very fortunate to have a young, dynamic and a very passionate management team and it’s been very exciting to work with everyone. Of course we always continually make changes, this is why we are here. You saw the change that we made in Finacle and as necessary we will make adjustments and so forth but I see no structural reasons to make any changes at this point. We have just started to click and gel together. You see Pravin, Rajiv and I are here and all of our segments heads and leaders are on an incredibly exciting journey and are very passionate about it.

Rukmini Rao

And on the cash?

Vishal Sikka

And on the cash perhaps Rajiv can talk about this. I have articulated a high level strategy today and we will continue to do that during the course of the day. Over the next one to two quarters, we will make more precise and objective quantitative measurements out of this for what our business plan over the next few years is going to be and how we change things, how we make allocations, how we make adjustments to our investments and what that means in terms of our guidance of the business and so forth, all that will come over the next one to two quarters or so. But we do see that we are designing the company as you can see and rethinking and reinventing ourselves around a strategy that is driven by innovation, a strategy that is driven by growth, a strategy that is driven by bringing a massive embrace of new technologies, new processes into the company. Therefore we believe that the management has to wait and see how we can take advantage of the cash that we have towards these purposes of innovation and growth and we will have more to say about this I would say in April timeframe. Rajiv perhaps you can add more to that.

Rajiv Bansal

I think as I answered in the previous question what Vishal said, I think the right time for it would be sometime in April. I think we have a lot of work to do. Vishal has laid out a high level strategy and we will be talking about it through the day. I think we have a tough task cut out in the next one or two quarters to come out with execution strategy, detailed business plans, the cash requirements to fulfill that business case and the dream that we have. Only after that we will be able to say exactly what we are going to with this cash and the capital deployment.

Participant

This is from NDTV Profit. So how would you maintain the balance between focusing on bread and butter business and focusing on the next gen things like digital etc.?

Vishal Sikka

Yeah, some time ago I had an interview where I impromptu said this line and I would like to reinvoke that line, “Without one we are just dreamers and without the other we are just grinders”. So we have to be able to walk and chew gum at the same time and we must do both.

Participant

Hi Vishal, I see you had a good quarter so far but when it comes to dealing with competition, I am sure the long-term target for you was to ensure that Infosys gets back to growing in line with peers or even outpacing peers. How will you really pick and choose battles? Which areas can Infosys really choose up the ante? Secondly, the initiatives that you mentioned, what would it mean in terms of reallocation of resources, will you have to let go off people how do not have these skills and will you also increase budgets for training going forward?

Vishal Sikka

So yes we will increase the budget for training going forward. We are working on massively enhancing our ability to train and educate people. We believe that this is at the heart of what we do in the company. On my first night as CEO, I went to our Mysore campus. It is an incredibly beautiful place and extremely inspiring place where our young trainees come for the first time that is at the heart of what we do in the company. See 20 years ago, there was no BPO or IMS, these capabilities, these services did not exist, but we still had education. 10-15 years from now, who knows what kinds of services we are offering but we will still have education. So education is a timeless thing, it is at the heart of what we do. When I went there and when I asked our Head of Education, “How long does it take us to put together a class for something completely new?” And he told me, that he had just done this for a new technology, between eight weeks and three months. Now if you think about this, our ability to train ourselves on any new technology under the sun in a massive way, we can train 16,000 people in parallel in our Mysore facility and something that we have no idea about, within two to three months is an incredible capability and we are going to invest heavily into that because we believe that is at the heart of our growth in the future.

Your other question about competition – I fundamentally believe that there is a previous generation sort of services which are primarily driven around costs, staff augmentation, labor arbitrage, around efficiency, how fast you can recruit, how many people you can recruit and how you can jam them down in supply chain of clients. I believe that is the wrong direction for the company. I believe there is better direction for services companies, one that is driven by innovation. Which area will I choose to up the ante on, it is innovation. It is bringing massively artificial intelligence, automation, new platform efforts and big data and machine learning, data science and so forth and investing in that and renewing ourselves in that. Each one of Infoscions around the world goes through continuously retraining. We believe that we can reskill people for this new generation and whenever we cannot, we will augment ourselves with new talent, new capabilities and so forth. But we are not interested in the way the services business used to be. None of our clients is increasingly interested in the way the services business used to be. We are interested in a new kind of a services company, one that dramatically amplifies human potential with technology, with automation, and that can bring great innovation to life at client both in their existing areas and in completely new unprecedented areas and that is what we are helping to rebuild the company towards.

Participant

What sort of grace period would you expect from investor for all that you have mentioned?

Vishal Sikka

I think that the earliest signs, the first earliest signs are here as you can see in the results in the quarter but this is going to be a long journey. When Mr. Murthy started he had talked about a three-year roadmap, we are about one and a quarter year into that. So I would expect the next two to three years to start to see the results of this in a meaningful and a big way.

Arti

Hello Mr. Sikka, this is Arti from Zee Business. My question to you would be that you have added 49 clients as to what we see. On that note I would like to ask you as to, has that client addition happened on a higher rate and also if you could throw a light on your US business as well?

Vishal Sikka

Yes, the client addition is increasing. We had 7 very large deals that we have signed in the quarter. We are starting to see the first signs of engagement with clients in extreme amount of interest in these new areas that I have talked about, but it is still very early. In terms of the US business, yes the US business did grow 3.1% and Rajiv and Pravin can add to that, Pravin you can answer the question yourself.

Pravin Rao

Our US business grew by 3.1%. In general, we are seeing a lot of optimism in the US business. We have seen growth across verticals. We have seen good growth in Manufacturing primarily in Hi-Tech and Automobile space and Industrial Manufacturing. In Telecom we have had excellent growth and Financial Services we had probably more growth in Europe than in US. In many verticals I think our growth in US has been better than in Europe. At the same time we are also seeing the signs of weakness in couple of verticals – one is Retail and CPG we are seeing some challenges. We are seeing some postponement of decisions; we have seen some cancellations of projects so that sector continues to remain weak. While telecom in the first half has had a fantastic run, we expect in the second half it may be muted where there is a lot of merger and consolidation happening in that space. Both wire line and on the wireless side there is a lot of pressure on top line, so there is lot of pressure on cost as well. While the Telecom has been extremely good in the first half we expect it to be a little muted in the second half. But otherwise by and large I think US has been pretty good for us this quarter.

Vishal Sikka

And I would say the seven large deals that I mentioned with a total TCV of around $600 mn, five of these were in the US.

Participant

Okay, thanks a lot.

Participant

This is for CNBC Aawaz. Can you elaborate on deal wins in this quarter in terms of the total contract value and also your realization has improved this quarter after a two quarter decline, can it sustain?

Pravin Rao

Large deal, we had a total TCV in this quarter of $600 mn. As Vishal said we had 7 large deal wins this quarter, total TCV of $600 mn.

Rajiv Bansal

On the realization I think we should not read too much into quarter-to-quarter numbers. The fact is there are many things which go into the realized revenue per employees – it could be the productivity, the business mix, the client mix, or the project mix. I think what we will say the pricing is stable, pricing continues to be stable. I think there is a lot of focus on productivity improvement and automation and that will probably help us realize more revenue per employee. But I think pricing environment continues to be stable. On the large outsourcing deals we do see pricing pressures depending on the competition but other than that, I would say the pricing continuous to be stable.